EXHIBIT 15.5

December 17, 2009
Samson Oil & Gas Ltd.
Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

Ladies and Gentlemen:

I hereby consent to the use of the name Robert Gardner, to references to Robert Gardner, and to the inclusion of information taken from reserve reports prepared by me relating to the estimated quantities of certain of Samson Oil & Gas Limited’s proved reserves of oil and gas and present values thereof for the years ended June 30, 2008 and June 30, 2009 in this Form 20-F. I further consent to the incorporation by reference in the Registration Statements on Form F-3, Registration Nos. 333-161199 and 333-153223 of Samson of my reports.

Very truly yours,

/s/ Robert Gardner
Robert Gardner